# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: C3is Inc., CIK 0001951067
CUSIP: Y18284409
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 331 KIFISSIAS AVENUE, ERITHREA, ATHENS, Greece (J3), 14561
Date of event which requires filing of this statement: 08/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001235976

## Reporting persons
- HORNE TIMOTHY P: type of reporting person: individual (IN); citizenship or place of organization: New Hampshire (NH); sole voting power 135,000; shared voting power 0; sole dispositive power 135,000; shared dispositive power 0; aggregate amount beneficially owned 135,000 (9.1% of the class)

## Item 1. Issuer
Name of issuer: C3is Inc.
Address of issuer's principal executive offices: 331 KIFISSIAS AVENUE, ERITHREA, ATHENS, GREECE, 14561.

## Item 2. Person Filing
Name of person filing: Timothy P. Horne
Address of principal business office or, if none, residence: 41 Straws Point, Rye, New Hampshire 03870
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 135,000
Percent of class: 9.07
Sole power to vote or to direct the vote: 135,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 135,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- HORNE TIMOTHY P: Timothy P Horne, Timothy P. Horne (09/03/2026)